SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*

                                 Artisoft, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   04314L 20 5
                                   -----------
                                 (CUSIP Number)

                         Pathfinder Ventures II, L.L.C.
                             c/o RRS Ventures, L.L.C.
                        4131 N. 24th Street, Suite C-207
                             Phoenix, Arizona 85016
                             Attn: Steven C. Zahnow
                              Tel: (602) 553-2744

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 10, 2003
                               ------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
[ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 04314L 20 5                  13D

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Pathfinder Ventures II, L.L.C.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (See Item 3)
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              N/A
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            270,545 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           N/A
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                270,545 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      270,545 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

CUSIP NO. 04314L 20 5                  13D

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     RRS Ventures, L.L.C.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              N/A
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            270,545 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           N/A
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                270,545 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      270,545 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

CUSIP NO. 04314L 20 5                  13D

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Steven C. Zahnow
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              122,032 (See Item 5)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            270,545 (See Item 5)
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           122,032 (See Item 5)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                270,545 (See Item 5)
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      392,577 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9% (See Item 5)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

CUSIP NO. 04314L 20 5                  13D

Item 1. Security and Issuer.

     This Schedule 13D is filed in connection with the shares of common stock, par value $.01 per share (the "Common Stock"), of Artisoft, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 5 Cambridge Center, Cambridge, MA 02142.

     This Schedule 13D is filed to report that on September 10, 2003, Pathfinder Ventures II, L.L.C., a Delaware limited liability company ("Pathfinder"), acquired: (i) 1,400,000 shares of the Company's Series C Preferred Stock (the "Shares") which are convertible into shares of Common Stock and (ii) a warrant to acquire 1,400,000 shares of Common Stock (the "Warrant") pursuant to that certain Purchase Agreement (the "Purchase Agreement") dated June 27, 2003 as amended among the Company and the investors named therein. The number of shares of Common Stock that Pathfinder may acquire upon conversion of the Shares and exercise of the Warrant is limited to the extent necessary to ensure that, following such conversion or exercise (as applicable), the total number of shares of Common Stock then beneficially owned by Pathfinder and its affiliates and any other persons and entities whose beneficial ownership of Common Stock would be aggregated with Pathfinder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock following such conversion or exercise (as applicable).

Item 2. Identity and Background.

     (a)(b)    Pathfinder Ventures II, L.L.C.
               c/o RRS Ventures, L.L.C.
               4131 N. 24th Street, Suite C-207
               Phoenix, Arizona 85016
               Attn: Steven C. Zahnow

               RRS Ventures, L.L.C.
               4131 N. 24th Street, Suite C-207
               Phoenix, Arizona 85016
               Attn: Steven C. Zahnow

               Steven C. Zahnow
               4131 N. 24th Street, Suite C-207
               Phoenix, Arizona 85016

               Pathfinder, RRS Ventures, L.L.C. ("RRS"), and Mr. Zahnow are collectively referred to in this Schedule 13D as the "Reporting Persons." RRS is the managing member of Pathfinder. Pursuant to the Purchase Agreement, Mr. Zahnow has been elected to the Company's Board of Directors.

               R. Randy Stolworthy is the President of Nepo Corporation, an Arizona corporation ("Nepo"), which is the general partner of Starone Holdings Limited Partnership, an Arizona limited partnership ("Starone"), which, together with Mr. Zahnow, is a co-manager of RRS. The address for each of Nepo and Starone is Pathfinder Ventures II, L.L.C., c/o RRS Ventures, L.L.C., 4131 N. 24th Street, Suite C-207, Phoenix, Arizona 85016, Attn: Steven C. Zahnow.

     (c) The principal business of the Reporting Persons is investing in securities and other investment instruments.

     (d)(e) During the last five years, none of the persons listed in Item 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Pathfinder is a limited liability company organized in the state of Delaware. RRS is a limited liability company organized in the state of Arizona. Mr. Zahnow is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     All funds utilized by Pathfinder to acquire the Shares and the Warrant were derived from investment capital of Pathfinder and were payable in immediately available funds.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the securities described herein, and intend to continue to evaluate the performance of such securities as an investment, in the ordinary course of its business. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of the companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Depending on such assessments, one or more of the Reporting Persons may acquire additional securities of the Company or may determine to sell or otherwise dispose of all or some of the securities held by it. Whether any of the Reporting Persons actually effects such sales will depend on its continuing evaluation of the diversity of its investment portfolio, as well as the price level and trading uncertainties of the securities, available opportunities to dispose of the securities, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

     None of the Reporting Persons, or any executive officer or control person thereof, has any current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

     (a)(b) Pathfinder may be deemed to be the beneficial owner of 270,545 shares of Common Stock, representing 7.4% of the outstanding shares of Common Stock (based on 3,655,620 shares of Common Stock outstanding, as reported by the Company). The number of shares of Common Stock that Pathfinder may acquire upon conversion of the Shares and exercise of the Warrant is limited to the extent necessary to ensure that, following such conversion or exercise (as applicable), the total number of shares of Common Stock then beneficially owned by Pathfinder and its affiliates and any other persons and entities whose beneficial ownership of Common Stock would be aggregated with Pathfinder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock following such conversion or exercise (as applicable).

               As managing member of Pathfinder, RRS has dispository and voting power with respect to the 270,545 shares of Common Stock reported in this Schedule 13D and may be deemed to be, for purposes of Rule 13d-3 of the Exchange Act, a beneficial owner of such shares of Common Stock, representing 7.4% of the outstanding shares of Common Stock (based on 3,655,620 shares of Common Stock outstanding, as reported by the Company).

               Mr. Zahnow may also be deemed to be the beneficial owner over the following: (i) 2,000 shares of Common Stock owned personally,
               (ii) 32 shares of Common Stock owned by Mr. Zahnow's children,
               (iii) 100,000 shares of Common Stock owned by Zahnow Partners, LP (Mr. Zahnow is the managing member of the general partner of Zahnow Partners, L.P.) and (iv) 20,000 shares of Common Stock owned by Pathfinder Ventures, L.L.C. over which Mr. Zahnow has voting and dispositive control. Mr. Zahnow may therefore be deemed to be the beneficial owner of 392,577 shares of Common Stock representing, 9.9% of the outstanding shares of Common Stock (based on 3,655,620 shares of Common Stock outstanding, as reported by the Company).

     (c) No Reporting Person, or any of its executive officers, directors or control persons, have effected any transactions in the Common Stock during the past sixty days other than the consummation of the transactions contemplated by the Purchase Agreement.

     (d)       Not applicable.

     (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Items 1 and 2.

Item 7. Material to be Filed as Exhibits

     Not applicable.

CUSIP NO. 04314L 20 5                  13D

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2003

                                             PATHFINDER VENTURES II, L.L.C.

                                             By: RRS VENTURES, L.L.C.


                                             ------------------------------
                                             Steven C. Zahnow, Manager


                                             RRS VENTURES, L.L.C.


                                             ----------------------------
                                             Steven C. Zahnow, Manager



                                             ----------------------------
                                             Steven C. Zahnow

                             JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on October 1, 2003.


                                             PATHFINDER VENTURES II, L.L.C.

                                             By: RRS VENTURES, L.L.C.


                                             ------------------------------
                                             Steven C. Zahnow, Manager


                                             RRS VENTURES, L.L.C.


                                             ------------------------------
                                             Steven C. Zahnow, Manager



                                             ----------------------------
                                             Steven C. Zahnow